

March 8, 2011

Via Mail and Facsimile

Ratree Yabamrung
President
SOEFL, Inc.
112 North Curry Street
Carson City, Nevada 89703

>   **Re: SOEFL, Inc.**
>   **Post-effective amendment No. 2 to Form S-1**
>   **Filed February 10, 2011**
>   **File No. 333-158153**

Dear Ms. Yabamrung:

We have reviewed your post-effective amendment and your response letter dated February 9, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated January 18, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective Amendment No. 2

Executive Compensation

Summary of Compensation, page 49

1.   We note your response to prior comment 3 and your revised disclosure on page 49. Your registration statement still does not provide executive compensation information for the fiscal year ended December 31, 2010, as required by Item 402(m) of Regulation S-K. In this regard, we note that you continue to state that information in your summary compensation table reflects compensation paid "from inception on October 15, 2008 through September 30, 2010" and it is unclear, based on your revised footnote 1, whether information in the table for fiscal year 2010 has been reflected to include all

compensation paid through December 31, 2010. As previously requested, please amend your filing accordingly.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or, in her absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief